Reply Attention of:	Heather M. Barrett
Direct Phone:	604.641.4810
Direct Fax:	604.646.2550
E-mail:	hmb@bht.com
Our File:	07-3876
Date:	December 16, 2009

BY SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Attention:

Statutory Filings

Dear Sirs/Mesdames:

Re:	Unbridled Energy Corporation (the “Company”) - Postponement of Special Meeting

By David Hunter’s letter of November 27, 2009, we gave notice of a Special Meeting of the shareholders of the Company proposed to be held on Wednesday, January 6, 2009.  The Company has decided to postpone this meeting to provide more time to complete meeting preparations.  Once a new date for the Special Meeting has been set, notice of the meeting will be filed on SEDAR.

Yours truly,

Bull, Housser & Tupper LLP

“Heather M. Barrett”

Heather M. Barrett

Paralegal

hmb/

Copy to

TSX Venture Exchange; Securities Commissions for each of:  Saskatchewan, Manitoba, Nova Scotia and Newfoundland; Registrar of Securities for each of:  Prince Edward Island, Government of the Yukon Territory and Nunavut Territory; Office of the Administrator - New Brunswick; Securities Registry - Government of the Northwest Territories; Autorité des marchés financiers